Filed by Ruckus Wireless, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

Subject Company:

Ruckus Wireless, Inc.

(Commission File No. 001-35734)

RUCKUS

Simply Better Wireless.

Brocade to Acquire Ruckus

Overview

April 4, 2016

AUGUST 19, 2015

Forward-Looking Statement

This communication contains certain forward-looking statements about the acquisition of Ruckus Wireless, Inc. by Brocade Communications Systems, Inc., estimated benefits from the proposed acquisition, business strategies, market potential, future prospects, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the satisfaction of conditions to the proposed acquisition. These forward looking statements speak only as of the date of this communication, and each of Ruckus and Brocade expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Ruckus’ or Brocade’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Ruckus and Brocade, including the most recent Forms 10-K and 10-Q, for additional information about Ruckus and Brocade and about the risks and uncertainties 2 RUCKUS PROPRIETARY related AND CONFIDENTIAL to the business of each of Ruckus and Brocade which may

Important Additional Information and Where to Find It

The exchange offer for the outstanding shares of Ruckus Wireless referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Ruckus Wireless or Brocade, nor is it a substitute for any offer materials that Brocade and Purchaser will file with the SEC. At the time the exchange offer is commenced, Brocade and Ruckus Wireless Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Brocade

(“Purchaser”), will file a tender offer statement on Schedule TO, Brocade will file a registration statement on Form S-4, and Ruckus Wireless will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION.

RUCKUS WIRELESS’S STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF RUCKUS WIRELESS’S SECURITIES SHOULD

CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Ruckus Wireless’s stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies of the exchange offer materials and the

Solicitation/Recommendation Statement may be obtained for free by contacting Brocade’s Investor Relations department at (408) 333-0233 or at

Investor-Relations@Brocade.com. Additional copies of the Solicitation/Recommendation Statement may be obtained for free by contacting

Ruckus Wireless’s Investor Relations department at 408-469-4659 or at ir@ruckuswireless.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the

Solicitation/Recommendation Statement, Brocade and Ruckus Wireless file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Brocade and Ruckus Wireless at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Brocade’s and Ruckus Wireless’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

What Did We Announce Today?

Brocade to acquire Ruckus in cash plus stock deal worth approximately $1.5B(1)

Ruckus expected to operate as Brocade’s

Wireless Business Unit, led by Selina Lo

Transaction expected to close in

Brocade’s fiscal third quarter (May – July)

(1) Based on closing price of Brocade’s stock on April 1, 2016, transaction values Ruckus at a price of $14.43 per common share, or approximately $1.5 billion, which may fluctuate until close

Brocade at a Glance

Founded in 1995

4,700+ Employee Worldwide

#1 in Storage Area Networking

Headquartered in San Jose, CA

Customers in 148+ Countries

$2+ Billion in Annual Revenue

#2 in Data Center Networking

5 RUCKUS PROPRIETARY AND CONFIDENTIAL

Creating a New Networking Pure-play…

To deliver solutions from data center to wireless edge

Storage Networking Data Center Networking Campus Networking Mobility Solutions

Wi-Fi Infrastructure Cloud Services In-Building LTE

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Combining Market Leaders

#1 Storage Area Networking

#1 Service Provider Wi-Fi

#1 Hospitality Wi-Fi

#2 Data Center Networking

#3 Enterprise Wireless LAN

#3 Enterprise Edge Networking in U.S. & EMEA

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Shared Vision:
Network Transformation Driving New Opportunities



Mobile


Cloud
Computing



IOT

Mobile Edge
- Ubiquitous coverage
- High-speed backhaul
- BYOD
- security
- Location

Data Center / Network Core
- Agility
- Scalability
- Density
- Security

IOT Edge
- Heterogeneous connectivity
- Headless devices

Growth Opportunities

- 11ac Wave 2
- NBaseT/802.3bz
- LTE/OpenG/5G
- Convergence
- Intelligent edge services

- NFV
- SDN
- Cloud
- Containers
- vEPC
- Analytics
- Open APIs

- IOT Gateways
- Headless device onboarding and security

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RUCKUS PROPRIETARY AND CONFIDENTIAL

Strategic Alignment

Campus Networking

Brocade switches + Ruckus Wi-Fi, BYOD and location based services

NFV / Cloud

Brocade virtual router, load balancer, EPC; Ruckus virtual controller and location system

Ruckus Cloud for wired and wireless, BYOD and location services

Service Provider Solutions

Brocade SDN controller and Ruckus SDN-ready, carrier-class WLAN

Brocade vEPC & mobility platform; Ruckus in-building LTE, Wi-Fi/cellular integration

Analytics

Brocade packet broker, session director, probes

Ruckus WLAN, device, application and location analytics

Ruckus analytics aggregation and reporting

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A Stronger Competitive Position

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A New Company for a New Era

Strategic combination

Compelling opportunity

Accelerates growth

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Thank you!

www.ruckuswireless.com facebook.com/ruckuswireless @ruckuswireless

RUCKUS PROPRIETARY AND CONFIDENTIAL